Exhibit 99.2
     FOR IMMEDIATE RELEASE
Results for the quarter ended September 30, 2005 under Consolidated Indian GAAP
Wipro records 27% growth in Revenues
Records $430.7 million Revenue in Global IT business, a growth of 8.1% sequentially
Bangalore, October 19, 2005 — Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended September 30, 2005.
Highlights:
Results for the Quarter ended September 30, 2005
•	Global IT Services & Products Revenue was Rs. 18.9 billion (Rs. 1,895 Crores), an increase of 26% year on year (YoY) contributed primarily by volume growth

•	Wipro Limited Revenue increased by 27% YoY to Rs. 25.1 billion (Rs. 2,507 Crores); Profit After Tax (PAT) grew by 16% YoY and by 12% sequentially to Rs. 4.8 billion (Rs. 478 Crores)

•	Global IT Services & Products Profit before Interest and Tax (PBIT) was Rs. 4.6 billion (Rs. 462 Crores), a growth of 11% sequentially

•	Global IT Services & Products added 39 new clients in the quarter, including 2 new clients in BPO services.

•	Wipro’s India, Middle East and Asia Pac Business Unit records 36% growth in PBIT YoY; Revenue grew by 32%. Wins a comprehensive contract from Sanmar Group to provide Total Outsourcing services
Outlook for the Quarter ending December 31, 2005
Azim Premji, Chairman of Wipro commenting on the results said “The quarter once again demonstrated the depth of our management and robustness of our processes as we smoothly managed organizational transitions to deliver a solid quarter. The Global IT business sustained its momentum, recording double digit volume growth sequentially, resulting in Revenues for the quarter being $430.7 million against our guidance of $422 million. Our continued success in delivering broad based results positions us well to lead industry growth. Looking ahead, for the quarter ending December 2005, we expect Revenues from our Global IT services business to be approximately $463 million.”
Suresh Senapaty, Chief Financial Officer, said “We saw robust sequential Revenue growth in all our business units, with our Finance Solutions and Technology Business delivering sequential double digit growth. Our differentiated services —Technology Infrastructure Services and Testing Services — posted double digit sequential growth as well. On the profitability front, we were able to expand our Operating Margins despite a gross addition of over 5,600 people in our IT Services team and lower price realizations. In line with our expectations, our BPO business delivered improved profitability for the quarter.”
Wipro Limited
Revenues for the quarter ended September 30, 2005, were Rs. 25.1 billion, representing a 27% increase YoY. Profit after Tax for the quarter was Rs. 4.8 billion, an increase of 16% YoY.

Global IT Services & Products
Global IT Services reported Revenues of Rs. 18.9 billion for the quarter ended September 30, 2005, representing an increase of 26% YoYand PBIT of Rs. 4.6 billion, an increase of 12% YoY. Operating Income to Revenue for the quarter was 24.4%. R&D Services contributed 33% of the Revenue of Global IT Services. Enterprise Business contributed 57% of Revenues with the balance 10% being contributed by Business Process Outsourcing (BPO) services.
We had 45,835 employees as of September 30, 2005, which includes 32,856 employees in IT Services business and 12,979 employees in BPO business. This includes a net addition of 4,575 employees in IT Services.
During the quarter, we added 39 new clients, including 2 new clients in BPO services. We continued to build on our strengths in US with 23 new clients, and further increased our presence in Europe with 10 new clients. This quarter saw Wipro add clients across business lines, testimony to our investment in a broad suite of services and an integrated approach to enhancing client performance. Wins include a global pharmaceutical company, a leading online auction player, and a leading global manufacturer of consumer products. We also won an Order-to-Bill engagement that involves an integrated IT & BPO solution for a data communications major.
Wipro also announced decision to open a near shore center in Eastern Europe. The new facility is expected to expand Wipro’s language capabilities for Voice, Transaction Processing and L1/L2 support for Infrastructure Management.
Global IT Services & Products accounted for 76% of the Revenue and 88% of the PBIT for the quarter ended September 30, 2005.
Wipro Infotech — Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended September 30, 2005, Wipro Infotech recorded Revenues of Rs.3.98 billion representing a growth of 32% YoY and PBIT of Rs.299 million a growth of 36% YoY. Services business contributed 36% to total Revenue during the quarter. Services Revenues grew by 25% YoY. Products business grew by 37% YoY. The APAC and ME Revenues for the quarter grew by 28% YoY.
We have won two Total Outsourcing projects this quarter. These include a 10 year contract with the Sanmar Group for Application Management, Infrastructure Management, IT Processes and Asset provisioning and a 5 year contract with Optimix for building and managing their end to end IT infrastructure.
We won 20 new projects in our Infrastructure Management Services business, 28 new projects in our Solutions business and 13 new consulting projects during the quarter across India, APAC and Middle East. Some key projects of this quarter include Remote Sustenance Services for Hindustan Lever Limited, Application Maintenance Services for Maxis, Malaysia, Procurement Process consulting for HDFC Bank, Infrastructure Management Services for Spheris and Data Center Operation Support for Arab National Bank. Our initiatives to address the Small & Medium Business market for Software have yielded strong results — in Q2, we have won 5 ERP projects in that segment.
Wipro Infotech accounted for 16% of Revenue and 6% of the PBIT for the quarter ended September 30, 2005.
Wipro Consumer Care & Lighting
Wipro Consumer Care & Lighting business recorded Revenue of Rs. 1.44 billion with PBIT of Rs.195 million for the quarter ended September 30, 2005, a YoY increase of 24% & 17% respectively. PBIT to Revenue was 13.6% for the quarter.
Wipro Limited
For the quarter ended September 30, 2005, the Return on Capital Employed in Global IT Services was 61%, Wipro Infotech was 63% and Consumer Care and Lighting was 90%. At the Company level, the Return on

Capital Employed was 34%, lower due to inclusion of cash and cash equivalents of Rs. 31.5 billion in Capital Employed (48% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the quarter ended September 30, 2005, was Rs. 4.7 billion, an increase of 23% YoY. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, deferred taxes & accounting for forward contracts.
Global IT Services & Products segment Revenues were Rs. 18.9 billion for the quarter ended September 30, 2005, under US GAAP. The difference of Rs. 28 million is primarily attributable to difference in accounting treatment for foreign exchange contracts under Indian GAAP & US GAAP.
Wipro’s Work in Tsunami Hit Areas
In what is probably a world record, Wiproites, along with government officials and locals, planted over 2.54 lakhs saplings in 24 hours in one of the Tsunami hit areas in the state of Tamil Nadu. The event was organized as a tribute to over 1.74 lakh people who perished in the Tsunami and as a possible protection for the future.
Quarterly Conference call
Wipro will hold conference calls today at 11:45 AM Indian Standard Time (2:15 AM US Eastern Time) & at 6:45 PM Indian Standard Time (9:15 AM US Eastern Time) to discuss the company’s performance for the quarter & answer questions sent to email ID: lakshminarayana.lan@wipro.com An audio recording of the management discussions and the question & answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PC MM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.
Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wipro.co.in
US GAAP financials on website
Unaudited Condensed Consolidated Financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at
www.wipro.com.

Contact for Investor Relation	Contact for Media
K R Lakshminarayana	Sandhya Ranjit
Corporate Treasurer	Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0056
Fax: +91-80-2844-0051	+91-80-2844-0350
lakshminarayana.lan@wipro.com	sandhya.ranjit@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER & SIX MONTHS ENDED SEPTEMBER 30, 2005
Rs. in Million

	Quarter ended September 30,			Six month ended September 30,			Year Ended
Particulars	2005	2004	Growth %	2005	2004	Growth %	31 March 2005

Revenues(1)
IT Services	17,131	13,370	28%	32,626	25,431	28%	54,230
BPO Services	1,817	1,650	10%	3,640	3,025	20%	6.523
Global IT Services and Products	18,948	15,020	26%	36,266	28,456	27%	60.753
India & AsiaPac IT Services and Products	3,980	3,004	32%	7,362	5,701	29%	13,964
Consumer Care and Lighting	1,437	1,160	24%	2,801	2,207	27%	4.723
Others	703	601	17%	1,258	1,112	13%	2,258

TOTAL	25,068	19,785	27%	47,687	37,476	27%	81,698

Profit before Interest and Tax — PBIT(2)
IT Services	4,396	3,771	17%	8,398	7,096	18%	14.835
BPO Services	228	361	-37%	384	658	-42%	1,206
Global IT Services and Products	4,624	4,132	12%	8,782	7,754	13%	16.041
India & AsiaPac IT Services and Products	299	220	36%	517	356	45%	1.042
Consumer Care and Lighting	195	167	17%	382	320	19%	672
Others	123	131	-6%	199	139	43%	397

TOTAL	5,241	4,650	13%	9,880	8,569	15%	18,152

Interest (Net) and Other Income	287	159		501	413		796

Profit Before Tax	5,528	4 ,809	15%	10,381	8,982	16%	18,948

Income Tax expense including Ering Benefit Tax	(831)	(702)		(1,459)	(1,313)		(2,750)

Profit before Share in earnings of / (losses) of Affiliates and minority interest	4,697	4,107	14%	8,922	7,669	16%	16.198
Share in earnings of affiliate	83	32		139	62		175
Minority interest	0	(22)		(1)	(44)		(88)

PROFIT AFTER TAX	4,780	4,117	16%	9,060	7,687	18%	16,285

Operating Margin
IT Services	26%	28%		26%	28%		27%
BPO Services	13%	22%		11%	22%		18%
Global IT Services and Products	24%	28%		24%	27%		26%
India & AsiaPac IT Services and Products	8%	7%		7%	6%		7%
Consumer Care and Lighting	14%	14%		14%	14%		14%

TOTAL	21%	24%		21%	23%		22%

CAPITAL EMPLOYED (3)
IT Services	21,433	15,978		21,433	15,978		21416
BPO Services	10,027	7,364		10,027	7,364		8472
Global IT Services and Products	31,460	23,342		31,460	23,342		29,888
India & AsiaPac IT Services and Products	1,883	1,842		1,883	1,842		1.370
Consumer Care and Lighting	1,021	721		1,021	721		917
Others	31,148	20,901		31,148	20,901		21,538

TOTAL	65,512	46,806		65,512	46,806		53,713

CAPITAL EMPLOYED COMPOSITION
IT Services	33%	34%		33%	34%		40%
BPO Services	15%	16%		15%	16%		16%
Global IT Services and Products	48%	50%		48%	50%		56%
India & AsiaPac IT Services and Products	3%	4%		3%	4%		3%
Consumer Care and Lighting	2%	2%		2%	2%		2%
Others	47%	44%		47%	44%		39%

TOTAL	100%	100%		100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	86%	95%		78%	90%		80%
BPO Services	9%	21%		8%	19%		16%
Global IT Services and Products	61%	73%		57%	69%		62%
India & AsiaPac IT Services and Products	63%	42%		64%	38%		63%
Consumer Care and Lighting	90%	89%		79%	97%		89%

TOTAL	34%	42%		33%	40%		39%

(1)	Segment revenue includes exchange differences which are reported in other income in the financial statements

(2)	PBIT for the quarter and six months ended September 30, 2005 is after considering restricted stock unit amortisation of Rs. 150 Mn and Rs. 323 Mn respectively. PBIT of Global IT Services and Products for the quarter and six months ended September 30, 2005 is after considering restricted stock unit amortisation of Rs. 133 Mn and Rs. 278 Mn respectively.

(3)	This includes cash and cash equivalents including liquid mutual funds of Rs. 31,520 Mn (as of September 30, 2004: Rs. 20,374 Mn & as of March 31, 2005: Rs. 28,497 Mn).

Notes to segment report:
1.	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

2.	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

					(Rs. in Million)

	Quarter ended September 30,				Six months ended September 30,
Geography	2005	%	2004	%	2005	%	2004	%

India	5,272	21%	4,356	22%	9,899	21%	8,368	22%
USA	12,649	51%	10,441	53%	24,094	51%	19,736	53%
Europe	5,611	22%	4,014	20%	10,713	22%	7,479	20%
Rest of the World	1,536	6%	974	5%	2,981	6%	1,893	5%

Total	25,068	100%	19,785	100%	47,687	100%	37,476	100%

3.	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4	As of September 30, 2005, forward contracts to the extent of USD 350 Mn have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium / discount for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account

The Company has designated forward / option contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain /loss on roll over/ cancellation/ expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances / Current liabilities. However, premium / discount are recognized in the profit and loss account upon settlement / intermediary roll over / cancellation.

The Company has also entered into option / forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognized in the profit and loss account in each reporting period.

As at the balance sheet date, the Company had forward contracts to sell USD 173 Mn in respect of highly probable forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 193 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

5.	The Company prepares segment information in accordance with the accounting standard 17 ‘Segment reporting’ issued by the Institute of Chartered Accountants of India. Until June 30, 2005, the Company reported Global IT Services and Products as an integrated business segment. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business is now segregated into IT Services and BPO

6.	In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.

7.	The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for the three months and six months ended September 30, 2005 would have been lower by Rs. 206 Mn, Rs. 191 and Rs. 419 Mn, Rs 388 Mn respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Mn and Rs. 409 Mn respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company has sought further clarification on the matter.

8. a)	In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b)	The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”

c)	In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.